Exhibit 1A-6.1

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into as of June 19, 2018, by and among:

I.	Frank Reina and Robert Stone (are referred to herein individually and collectively as “Producers”); and

II.	Gu, Yao Wen (referred to herein individually and collectively as “Payee”).

Background:

June 2012, Producers and Payee entered into an arrangement that Payee would help fund the production of the feature film “Scrambled” (formally known as “First Love”) in the production amount of $350,000 (Three Hundred and Fifty Thousand Dollars and No Cents) less any transaction costs and bank fees.

Understanding and Arrangement:

The MOU is that the principal amount used for the production shall be repayable based on the revenue waterfall in Exhibit A Definition of Defined Proceeds. No interest shall accrue on the production amount used in the production with a possible goodwill interest at the Producers discretion. The Producers will grant title/billing credit of Executive Producer credit and order at Producers discretion.

The parties have executed this MOU as of the date first above written.

By:	By:

/s/ Robert Stone	/s/ Frank Reina

Robert Stone	Frank Reina
9061 Keith Ave # 206	9061 Keith Ave # 206
West Hollywood, CA 90069	West Hollywood, CA 90069

By:

/s/ Gu, Yao Wen

Gu, Wao Wen

Exhibit A

Definition of Defined Proceeds

In determining “Defined Proceeds” the Gross Revenue received by the Company from all sources paid to or received by Company (e.g., money paid by domestic distributors and foreign sales agents) derived from the worldwide exploitation of the Motion Picture in perpetuity throughout the universe will be applied and paid in accordance with the following Revenue Waterfall:

-First: All amounts owed to lien holders, (e.g. lending institutions (if any); and mandatory union payments such as residual pay-outs and priority guild deferments) (if any);

Second: Repayment of any loans (and associated interest and transactional fees) made by any financial institution, completion guarantor, or other non-Member financing source (if any);

-Third: Any remaining outstanding debt (other than third-party deferments), (e.g. unpaid cost overruns associated with delivering the Picture (if any), self-marketing or self-distribution costs, (if any), not otherwise covered by a third party distributor), and a reasonable, prudent and customary ordinary business reserve for on-going accountancy fees, legal fees, taxes and government filing fees related to the maintenance of the Company and distribution of future proceeds;

-Fourth: After payment of such mandatory priority deductible expenses, Investor shall recoup one hundred percent (100%) of Investor’s investment plus an additional premium (“Recoupment”).

-Fifth: Any possible talent, crew, or other individual or entity authorized deferred payments (i.e. any contractually fixed costs or fixed compensation payments).

After Recoupment (and any subsequent deferred payment), the remainder is “Defined Proceeds” which may also be called “Actual Profits.” The Defined Proceeds/Actual Profits are then divided evenly between the Producer’s Share and the Investors’ Share. All amounts of subsequent contingent compensation owed to third parties such as talent, crew, and service providers shall be paid solely from Producer’s Share without adversely affecting Investors’ Share.